October 2, 2009

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	Weight Watchers International, Inc.

Form 10-K for the Fiscal Year Ended January 3, 2009

Filed March 4, 2009

Forms 10-Q for the Quarterly Periods Ended April 4 and July 4, 2009

File No. 1-16769

Dear Mr. Spirgel:

This letter sets forth below the detailed responses of Weight Watchers International, Inc. and all of its subsidiaries (“we” or the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated August 31, 2009 with respect to the above-referenced Form 10-K and the above-referenced Forms 10-Q. In responding to the Staff’s comments, we have included the original comments from your letter, followed by our response. This letter has been filed with the Commission as correspondence through EDGAR.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filing. Please feel free to call me at the telephone number provided at the end of this letter.

Form 10-K for the Year Ended January 3, 2009

Goodwill and Other Indefinite-lived Intangibles, page 35

1.	We note your response to comment one in our letter dated July 9, 2009. Please provide us the total carrying amounts of the franchise rights acquired both for rights that are perpetual and for rights that are for a specified period of time as of January 3, 2009 and July 4, 2009. For the franchise rights reacquired, tell us whether any provision in the agreements allows either party to modify the term of the agreement either by negotiation or otherwise. If so, tell us the nature of the modification(s). For rights that are for a specified period of time, tell us the original term, the terms of any renewal provisions and how you considered paragraph 61 of SFAS 141(R) at the time of adoption.

COMPANY RESPONSE:

At January 3, 2009, the Company’s franchise rights acquired which were perpetual had a total carrying amount of approximately $627.7 million and its franchise rights acquired which were for a specified period of time had a total carrying amount of approximately $115.9 million. At July 4, 2009, the Company’s franchise rights acquired which were perpetual had a total carrying amount of approximately $630.9 million and its franchise rights acquired which were for a specified period of time had a total carrying amount of approximately $118.0 million. The increase in the carrying value of the Company’s franchise rights acquired from January 3, 2009 to July 4, 2009 was due to foreign currency fluctuations.

The franchise agreements that are perpetual either have a term that explicitly states the agreement is perpetual or have approximately a two to three year initial term with a provision that states the agreement automatically renews annually unless and until the franchisee notifies the franchisor of an intent not to renew. The Company’s franchise agreements that are perpetual are silent with respect to modification of the term of the agreement. However, the agreements allow the parties to amend any agreement provision, including any provision with respect to the term of the agreement, upon mutual consent.

The franchise agreements that are for a specified period of time have a term ranging from 30 years to 40 years. The Company’s franchise agreements for a specified period of time are silent with respect to modification or renewal of the term of the agreement. However, the agreements allow the parties to amend any agreement provision, including any provision with respect to the term of the agreement, upon mutual consent. There are also no regulatory, legal or other contractual limitations on amending or extending the agreements.

In consideration of the fact that post-acquisition the Company owns both the franchisor and the franchisee with respect to these agreements, these franchise rights are effectively perpetual because the Company controls the amendment of any provision of the agreement including the term of the agreement. As a result of this common control, the Company believes that consideration of its own assumptions about the life of the reacquired rights is appropriate because renewal of the franchise rights would not require substantial cost or material modification of the existing terms and conditions of the agreement.

The Company is providing the Staff on a confidential and supplemental basis, under the cover of a separate letter dated the date hereof, representative examples of reacquired franchise agreements that are perpetual and reacquired franchise agreements that are for a specified period of time, each as discussed above.

Paragraph 61 of SFAS 141(R) applies to business combinations on or after the first day of the first annual reporting period beginning on or after December 15, 2008. Therefore, none of the franchise rights acquired discussed above are subject to the provisions of paragraph 61 of SFAS 141(R) because they were acquired before such date. In addition, the Company has not to date reacquired any franchises during fiscal 2009 (which began on January 4, 2009). With respect to any franchise rights acquired following the date hereof, the Company intends to account for such rights in accordance with paragraph 61 of SFAS 141(R).

2.	We note your response to comment two in our letter dated July 9, 2009. Please respond to the following:

a.	Addressing EITF D-108, describe the method you used to isolate the cash flows associated with the franchise rights reacquired intangible asset. Tell us if you used a hypothetical build-up or start-up method. If you used another method, tell us the method used and it was used instead of the hypothetical build-up or start-up method.

b.	Tell us how you applied the guidance in EITF Issue No. 02-7 to determine that the unit of accounting for each franchise right acquired is the country corresponding to the acquired franchise territory.

c.	Tell us in detail and disclose how the discount rate was determined showing how you utilized the following from your response: risk-free rate of return on long-term Treasury securities, market risk premiums and entity specific factors. We note that the discount rate averaged approximately 10% in 2007 and at your interim at the end of the second quarter of 2009 averaged approximately 11% but only averaged approximately 5% for 2008. Tell us the results of your impairment testing for 2008 using the discount rates that were used for 2007 and interim 2009. Tell us why the discount rate declined for 2008.

d.	Tell us how the growth rates used for each period presented correspond to historical growth rates.

e.	Tell us your consideration of the guidance in FSP 142-3.

COMPANY RESPONSE

a.

As the Company has identified its units of accounting to be the country in which the franchise right was acquired (see the Company’s response to Comment 2.b. below), the Company isolated the cash flows for each franchise right acquired by using the discrete cash flow information for that country. Utilizing these cash flows and in accordance with the guidance of EITF D-108, the Company then applied the hypothetical start-up method to develop its discounted cash flow model. However, because the initial cash outflows needed to start up a Weight Watchers franchise business are not significant for purposes of impairment testing (as explained in further detail below), the Company did not specifically include cash outflows for initial start-up costs in its impairment calculation. The initial cash outflows to start up a Weight Watchers franchise are not significant as a result of the unique nature of the Company’s business, particularly due to:

•

No significant investments in fixed assets or other assets are needed because each franchised territory usually rents its locations (either on an hour-to-hour basis or for a stated term) and therefore the only fixed assets needed to start up operations are items such as tables, chairs, scales and computers.

•

The cost of assembling and training a workforce is low because the leaders in the Company’s meetings are former members and are therefore familiar with the Company’s programs and products and the Company’s methods of presentation.

•

A new territory need not incur any significant costs to develop a new weight-loss program (other than possibly insignificant foreign language translation costs if a particular language is not available) since the Company develops the weight-loss program, the program has broad geographic applicability, and the right to use the program is included as part of the franchise agreement.

•	A new territory benefits from the strong Weight Watchers brand and would likely not incur incremental expense to develop a new brand for its business.

•

As a business in a new territory traditionally grows in the start-up phase through word of mouth and other “grass roots” marketing, the initial marketing investment associated with a new territory is not significant.

Using the above-described methodology, but using the discount rates (averaging approximately 11%) from its fiscal 2009 interim impairment test (as further explained in the Company’s response to Comment 2.c. below), the results of the Company’s fiscal 2008 impairment test indicated that over 99% of the carrying value of its franchise rights acquired had a fair value of at least 1.2 times their respective carrying amounts and over 90% of the carrying value of its franchise rights acquired had a fair value of at least 4.3 times their respective carrying amounts. Further, when the Company reperformed its fiscal 2008 impairment test for the U.S. (the unit of accounting which held approximately 88% of the franchise rights acquired) using the discount rates (averaging approximately 11%) from its fiscal 2009 interim impairment test, cash inflows would need to be reduced by 95% for a 14-year period (or approximately $4.9 billion in total) in order to trigger an impairment. In light of this significant difference between the fair value and carrying value of its franchise rights acquired, the Company concluded that not specifically including cash outflows for the initial start-up costs in applying the hypothetical start-up method had no effect on the ultimate results of its 2008 impairment test because it is remote that the start-up outflows would ever be of a magnitude that would trigger an impairment.

b.	In accordance with the guidance of EITF 02-7, the Company determined that the unit of accounting for each franchise right acquired is the country corresponding to the acquired franchise. For countries outside of the U.S. and Canada, only one right was acquired in each country and therefore, based on the factors noted below, the Company determined the unit of accounting for each right acquired to be the country where the right was acquired and no aggregation was required. In the U.S. and Canada, respectively, there were multiple rights acquired in these countries (as each country consists of several different franchise territories) and, based on the factors noted below, the Company concluded that those rights should be aggregated into two separate units of accounting corresponding to the country where the right was acquired.

The Company considered the following indicators in reaching the conclusion that its franchise rights acquired, aside from those rights acquired in the U.S. and Canada, should not be combined into a single unit of accounting:

•

Each franchise right acquired generates cash flows that are not impacted by the cash flows generated by the franchise rights acquired in other countries. In addition, discrete financial information, including cash flows and profit and loss information, is available for each country.

•	The franchise rights acquired are used exclusively by separate SFAS 144 asset groups.

•	The operations of each country are managed separately by a local general manager and management team.

•	If sold, the Company would most likely sell each franchise right acquired separately.

With regard to the franchise rights acquired in the U.S. and Canada, the Company concluded that the aggregation of these rights into two separate units of accounting corresponding to the country where the right was acquired (i.e., U.S. and Canada) was appropriate because, once the right is acquired, the operation of the franchise business is fully integrated into each of the Company’s U.S. and Canadian businesses and reporting structure, as appropriate, and loses its separate identity. The conclusion to aggregate the franchise rights acquired is further supported by the following indicators, as discussed in EITF 02-7:

•	Cash flows and profit and loss information are not available at any level below the particular country level.

•	The franchise rights acquired are used exclusively by the same SFAS 144 asset group.

•	Each of the Company’s U.S. and Canadian meetings operations are managed centrally with a dedicated management team and all regions within each country are viewed in the aggregate as a single market.

•	Had the franchise rights in a particular country been acquired in a single transaction, they would have been recorded as one asset.

•	The Company has no current intention of separately selling any of its franchise rights acquired within either market.

c.	The Company generally determines its discount rate by calculating the weighted average cost of capital, which includes the cost of equity and the cost of debt. The cost of equity is determined by combining a risk-free rate of return and a market risk premium. The risk-free rate of return is generally determined based on the average rate of long-term Treasury securities sourced from Ibbotson & Associates. The market risk premium is generally determined by reviewing external market data such as the BETA for companies in consumer-focused industries. When appropriate, the Company further adjusts the resulting combined rate to account for certain entity-specific factors such as the maturity of the market in order to determine the utilized discount rates. The cost of debt is the Company’s average borrowing rate for the period.

The Company reperformed its fiscal 2008 impairment test using the discount rates from its fiscal 2007 impairment test and its fiscal 2009 interim impairment test. The results of these revised impairment tests for fiscal 2008 indicated no impairment existed.

As a result of the interest rate environment at the end of fiscal 2008, the discount rates used in the Company’s 2008 impairment test averaged approximately 5%. In response to the Staff’s comment and upon further review, the Company now believes it did not effectively take into account market risk premium when determining the discount rates utilized for 2008. However, when the Company reperformed its fiscal 2008 impairment test using the discount rates (averaging approximately 11%) from its fiscal 2009 interim impairment test, the Company estimates that over 99% of the carrying value of its franchise rights acquired had a fair value of at least 1.2 times their respective carrying amounts and over 90% of the carrying value of its franchise rights acquired had a fair value of at least 4.3 times their respective carrying amounts. In the U.S., the Company’s unit of accounting which held approximately 88% of the franchise rights acquired, the aggregate fair value of its franchise rights acquired was approximately 4.3 times the aggregate carrying value. As a result, the Company believes that the use of the lower 5% average discount rates had no effect on the ultimate results of its 2008 impairment test.

d.	As shown below, the Company’s average historical growth rates are in line with the growth rate ranges used for purposes of the impairment testing performed.

		Average Historical Growth Rates
	Growth Rate Range used in Impairment Test	Operating Income	Operating Cash Flows	Meeting Fee Revenue
Fiscal 2007	0% to 10%	6%	16%	11%
Fiscal 2008	-2% to 8.5%	5%	9%	10%

The Company is providing the Staff on a confidential and supplemental basis, under the cover of a separate letter dated the date hereof, information regarding the Company’s growth rates used for the purposes of the fiscal 2009 interim impairment test and how those rates corresponded to historical growth rates.

e.	The Company has not to date acquired any franchises during fiscal 2009 which began on January 4, 2009. Therefore, the guidance for determining the useful life of recognized intangible assets in paragraphs 7-11 of FSP 142-3 is not applicable to the franchise rights acquired discussed above. The Company also considered the disclosure provisions in paragraphs 13-15 of FSP 142-3 and determined that no additional disclosure was required as the Company’s franchise rights acquired were all determined to be perpetual rights as discussed above in the Company’s response to Comment 1.

Notes to Consolidated Financial Statements

Note 15. Segment and Geographical Data, page F-24

3.	We note your response to comment seven in our letter dated July 9, 2009 and the information presented to your chief operating decision maker. It appears that the following are each separate segments under SFAS 131: NACO including Canada, United Kingdom, Continental Europe, Australia/NewZealand/Hong Kong, Australia/New Zealand, Australia, Germany, France, Netherlands, Sweden, Switzerland, Belgium, Spain, Finland and Denmark; and each ww.com for NACO including Canada, United Kingdom, Continental Europe, Australia/NewZealand, Germany, France and Netherlands. We believe that each of these regions constitute an operating segment as discrete financial information is presented to your chief operating decision maker. We note that this information contains many performance metrics with which the chief operating decision maker can make decisions about resources to be allocated and assess performance as noted in your response.

Since you believe all of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us with a more detailed analysis and financial information for all periods presented in your filing to support your statement. Include in your analysis the historical and projected revenues, gross profits, gross profit margin percentages, operating income, operating income percentages along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if margin is decreasing for one operation and increasing for another). In addition, tell us in more detail how you concluded that the key performance indicators and/or trends were within a reasonable range for aggregation.

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18-21 of SFAS 131, please provide us an analysis to support your position.

COMPANY RESPONSE:

For purposes of this discussion, the term “Weight Watchers International” refers to the business of Weight Watchers International, Inc. and all of its subsidiaries except for WeightWatchers.com, Inc. and all of its subsidiaries. The term “WeightWatchers.com” as used in this discussion refers to the business of WeightWatchers.com, Inc. and all of its subsidiaries.

The Company provides weight management services through two strategic business channels: the meeting room and the Internet, each of which has different services and products and a different target customer. The Weight Watchers International business generates revenue primarily by selling services and products to group support-inclined customers in a meeting room environment in order to assist its customers in their weight loss efforts. The WeightWatchers.com business generates revenue primarily by selling online subscriptions to Internet products on its websites to self-help-inclined customers in order to assist its customers in their weight loss efforts.

The Company’s management has organized itself around these two strategic business channels. The businesses of Weight Watchers International and WeightWatchers.com are each managed separately because each requires different technical and operational expertise, each functions in a different economic environment and marketplace and each employs different approaches with respect to helping its customers achieve their weight loss goals. Because WeightWatchers.com’s software and product development is centralized and one informational technology infrastructure supports its business worldwide, WeightWatchers.com is managed centrally by one segment manager1 who is directly accountable to and maintains regular contact with the Chief Operating Decision Maker (the “CODM”) to discuss WeightWatchers.com’s financial results, operating activities, resource needs and future plans.

In contrast, the Weight Watchers International business is not managed centrally, but regionally by separate segment managers who are directly accountable to and maintain regular contact with the CODM to discuss their respective region’s financial results, operating activities, resource needs and future plans. The separate regions for the Weight Watchers International business are each of

[1]

Historically, the segment manager of the WeightWatchers.com business was the Senior Vice President, WeightWatchers.com. However, as a result of a management restructuring towards the end of fiscal 2008, the segment manager of the WeightWatchers.com business is now the President, WeightWatchers.com.

the following geographic areas: North America (i.e., NACO including Canada), the United Kingdom, Continental Europe and Australasia.2

The CODM manages the Company through the above-described team of segment managers and focuses his decisions on operating matters around the information provided by this team. Accordingly, this management structure aligns with the WeightWatchers.com business being its own operating segment and the operating segments of Weight Watchers International being the following separate geographic regions: North America, the United Kingdom, Continental Europe and Australasia.

Further, the CODM allocates resources and assesses performance based on each of the operating segments (i.e., each of the major geographic regions of the Weight Watchers International business identified above and the WeightWatchers.com business as a whole). This is evidenced by the following examples:

•

The marketing and advertising budget gets allocated across the Company by operating segment, not on a country-by-country basis. The segment manager for each operating segment determines how much of these funds are allocated to each country and for what types of advertising the funds should be used in each country.

•

The Company’s information technology resources also get allocated across the Company by operating segment, not on a country-by-country basis. The segment manager for each operating segment determines how much of these resources are allocated to each country and for what types of information technology the resources should be used in each country.

•

In the Company’s recent cost savings initiative that took place earlier this year, the CODM assigned targets to each operating segment, but left the specifics of how those targets were allocated across each country to the respective segment managers.

•

In his discussions with investors during the Company’s quarterly earnings announcements, the CODM discusses results of operations for the entire Company and then provides some details for certain operating segments, but does not discuss the specific financial results of each particular country that makes up an operating segment.

[2]

Historically, the segment managers of the Weight Watchers International business for North America, the United Kingdom, Continental Europe and Australasia were the Executive Vice President, NACO; the Senior Vice President, United Kingdom; Senior Vice President, Continental Europe; and Vice President, Australasia, respectively. However, as a result of a management restructuring towards the end of fiscal 2008, the segment managers of the Weight Watchers International business are now the President, North America (for North America), and President, International (for the United Kingdom, Continental Europe, and Australasia).

•

Management’s Discussion and Analysis of the Company’s results of operations, as included in its periodic filings with the Commission, discusses the results of the entire Company and then provides further details for certain operating segments, but does not discuss the specific financial results for a country or countries that makes up an operating segment.

With respect to the WeightWatchers.com business, the Company further concluded it should be considered one operating segment based on the following:

•	None of the countries in which the WeightWatchers.com business operates possesses an independent, integrated set of operating activities or assets.

•

The entire business is managed as one integrated set of activities whereby the websites for each country are developed and maintained by one centralized team. There are no general managers for the specific countries where WeightWatchers.com has a presence.

•	There is one information technology infrastructure that supports the WeightWatchers.com business worldwide.

An example of the financial information provided to the CODM was confidentially submitted to the Staff in connection with the Company’s letter to the Staff dated August 6, 2009 (the “August 6th Letter”). As shown in the information provided to the Staff, the information presented to the CODM reflects the overall performance of the WeightWatchers.com business and each of the geographic areas around which the Weight Watchers International business has been managed and organized. Any discrete financial information for certain countries (e.g., France or Germany) is only supplemental in nature for the purposes of the CODM’s review. In his review of the Company’s operations, the CODM analyzes the performance of each of the Company’s business channels to determine the best and most efficient allocation of resources across the Company which, in the case of WeightWatchers.com, sometimes requires an understanding of the performance of the internet products in a particular country, or in the case of the Weight Watchers International business, sometimes requires an understanding of the performance of a particular country.

As discussed in the August 6th Letter and pursuant to paragraph 17 of SFAS 131, the Company aggregated the operating segments of the Weight Watchers International business into one reportable segment. The Company determined the aggregation was appropriate based on the factors outlined in the August 6th Letter. While the operating segments are in varying stages of the development lifecycle and have different resource needs, each operating segment of the meeting business has economics which are similar, and would be expected to exhibit similar long-term financial performance.

The similar economic characteristics of the operating segments of the Weight Watchers International business is further evidenced by the Company’s key performance indicators for each of the operating segments. The Company is providing the Staff on a confidential and supplemental basis, under the cover of a separate letter dated the date hereof, the Company’s key performance indicators for each of the operating segments of the Weight Watchers International business and the WeightWatchers.com operating segment that the CODM and his management team reviewed for fiscal 2003 through fiscal 2008 as well as the Company’s projections for fiscal 2009. Upon its review of the data included in the supplemental information, the Company concluded that its key performance indicators for each of the operating segments of the Weight Watchers International business have similar economic characteristics and were within a reasonable range for aggregation based primarily on its consideration of the following:

•	In reviewing gross profit margin, the Company believed the results were within a sufficiently narrow range and generally trended in a similar fashion.

•

With respect to operating income margin, although the range is wider than that seen in the other metrics, the Company attributed the wider range to the timing and level of marketing activity as well as the impact of having different payment plan offerings in the geographic regions (such as Monthly Pass). In addition, the Company believes that it will see a narrowing of the operating income margin in the future as a result of certain key initiatives in the Continental European market including centralizing certain functions. The long range plan for the Weight Watchers International business is to have payment plan offerings that are more similar across all regions which the Company expects will lead to greater similarities in the economic characteristics of these businesses.

•	In reviewing meeting revenue per attendee, the Company believed the results were within a sufficiently narrow range and generally trended in a similar fashion.

•

With respect to the WeightWatchers.com business, as discussed above, in addition to having different product offerings and target customers than the Weight Watchers International business, the key performance metrics do not share similar economic characteristics with the Weight Watchers International business.

Accordingly, pursuant to paragraph 16 of SFAS 131, the Company determined its reportable segments to be Weight Watchers International and WeightWatchers.com. Each of Weight Watchers International and WeightWatchers.com satisfies the 10% revenue threshold set forth in paragraph 18 of SFAS 131. In addition, these reporting segments represent more than 75% of total consolidated revenue of the Company. Based on the above, the Company does not believe there is any additional separate reporting required under paragraphs 18-21 of SFAS 131.

4.	Since it appears that your regions and the ww.com regions are each separate operating segments, please tell us whether each region or one level below a region (component) is the reporting unit. If a region is the reporting unit, tell us how you concluded that a region and not a component(s) of a region is the reporting unit. Your response should address paragraph 30 of SFAS 142 and EITF D-101.

COMPANY RESPONSE:

As discussed in the Company’s response to Comment 3 above, the Company has concluded that the major geographic regions of the Weight Watchers International business are each separate operating segments and that the WeightWatchers.com business is its own separate operating segment.

In performing the goodwill impairment testing for the Weight Watchers International business, the Company determined its reporting units to be one level below its operating segments (except for the United Kingdom, because there is no discrete financial information below this country level); therefore, the reporting units for the Weight Watchers International business are the countries in which it operates. It should also be noted that there is no discrete financial information available below the country level.

In performing the goodwill impairment testing for the WeightWatchers.com business, the Company determined that there are components that exist below this operating segment. The Company has identified such components as the countries in which the WeightWatchers.com business operates. However, in considering the guidance of EITF D-101 and paragraph 30 of SFAS 142, the Company concluded that the countries are not separate components as they do not qualify as separate businesses (in accordance with the definitions in both EITF 98-3 and SFAS 141(R)), and therefore are not separate reporting units, because:

•	None of the components possesses an independent, integrated set of operating activities or assets.

•

The WeightWatchers.com business in total is managed as one integrated set of activities, whereby the websites for each country are developed and maintained by one centralized team. There are no general managers for the specific countries where the WeightWatchers.com business has a presence.

•	There is one informational technology infrastructure that supports the WeightWatchers.com business worldwide.

Because the countries in which the WeightWatchers.com business operates do not qualify as components, the Company concluded that its WeightWatchers.com operating segment was the reporting unit.

*************************

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Ann M. Sardini, our Chief Financial Officer, at (212) 589-2709.

Thank you for your assistance in connection with this matter.

Very truly yours,

/s/ Ann M. Sardini

Ann M. Sardini
Chief Financial Officer

cc:	Sharon Virga, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Jeffrey A. Fiarman, Executive Vice President, General Counsel and Secretary